Exhibit 99.1

Kamada and Kedrion Biopharma Announce Global Collaboration for the Development, Manufacturing and

Distribution of a Plasma-Derived Anti-SARS-CoV-2 (COVID-19)

Polyclonal Immunoglobulin Product

•	Kamada is Responsible for Product Development, Manufacturing, Clinical Development, and Regulatory Submissions, as well as Distribution in Territories not under Kedrion’s Responsibility
•	Kedrion is Responsible for the Collection and Supply of Plasma from Convalescent COVID-19 Patients, Support of Clinical Development and Distribution in the U.S., Europe, Australia, and S. Korea

Rehovot, Israel and Castelvecchio Pascoli, Italy April 27, 2020 – Kamada Ltd. (NASDAQ & TASE: KMDA) and Kedrion Biopharma, two prominent bio-pharmaceutical companies specialized in plasma-derived protein therapeutics, today announced a global collaboration for the development, manufacturing and distribution of a human plasma-derived Anti-SARS-CoV-2 (COVID-19) polyclonal immunoglobulin (IgG) product as a potential treatment for coronavirus patients. The announcement follows separate previous reports by each of the two entities in connection with initiation of development programs for such product. The plasma-derived Anti-SARS-CoV-2 IgG product will be developed and manufactured utilizing Kamada’s proprietary IgG platform technology.

Pursuant to the agreed terms, Kedrion will provide plasma, collected at its KEDPLASMA centers, from donors who have recovered from the virus and, upon receipt of regulatory approvals, will be responsible for commercialization of the product in the U.S., Europe, Australia, and South Korea. Kamada is responsible for product development, manufacturing, clinical development, with Kedrion’s support, and regulatory submissions. Kamada will also assume distribution responsibility in all territories outside of those Kedrion is responsible for. Marketing rights for the product in China will be shared by the parties.

The initial primary focus of the collaboration will be to provide the product as treatment to patients in Italy, Israel and the U.S. through various clinical programs, while subsequently expanding development and commercialization efforts to additional markets.

“In light of the current global coronavirus outbreak, Kedrion and Kamada have quickly focused their efforts on developing and manufacturing a potentially safe and effective treatment,” said Paolo Marcucci, Chief Executive Officer of Kedrion. “We are excited to collaborate once again with Kamada, our partner for KEDRAB® [Rabies Immune Globulin (Human)]. Based on our collective expertise in plasma-derived protein therapeutics, we believe Kedrion and Kamada are uniquely positioned to develop, manufacture and supply, in a relatively short period of time, an Anti-SARS-CoV-2 IgG treatment. We believe we have an important opportunity to make a significant impact for patients in need during this pandemic.”

“As previously reported, we initiated the development of an Anti-SARS-CoV-2 polyclonal immunoglobulin and intend to begin clinical manufacturing of the product shortly. I believe that the collaboration with Kedrion, a global leader in plasma collection and plasma-derived therapeutics, will allow us to speed up the development of the product and strengthen our international reach,” said Amir London, Kamada’s Chief Executive Officer. “Our successful collaboration with Kedrion around our joint KEDRAB program is indicative of the unique capabilities of both companies, and we look forward to another successful partnership leveraging our strong working relationship and the core strengths of both companies.”

This global collaboration expands the existing relationship between Kamada and Kedrion beyond KEDRAB, a plasma-derived FDA-approved human rabies immune globulin that was launched in the U.S. market in April 2018, based on a separate strategic supply and distribution agreement between the two companies.

There can be no assurance that the planned development and manufacturing of an Anti-SARS-CoV-2 product will receive regulatory approval, be available in a timely manner and/or result in a safe, effective and approvable therapy for COVID-19.

About Kedrion Biopharma

Kedrion Biopharma is a leading international biopharmaceutical company that specializes in the development, production and distribution of plasma-derived therapeutic products for use in treating serious diseases, disorders and conditions such as immune system deficiencies and coagulation disorders. Kedrion has special expertise in the treatment of rare diseases and in the manufacture of hyper-immune products such as anti-hepatitis B, anti-tetanus and RhoGAM for prophylaxis against Rh sensitization and subsequent hemolytic disease of the fetus and newborn. The company operates through a fully integrated business model from the collection of plasma in its own centers in the United States and Hungary to fractionation and production in its manufacturing facilities located in Italy, Hungary and the United States. Headquartered in Castelvecchio Pascoli (Italy), Kedrion has over 2,500 employees and a commercial presence in approximately 100 countries worldwide. Kedrion places a high value on the welfare of those who benefit from its products, as well as on the people and the communities it serves. Additional information about Kedrion Biopharma can be found at www.kedrion.com and www.kedrion.us.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA® (“GLASSIA”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection. The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements by Mr. Marcucci that Kedrion and Kamada are uniquely positioned to develop, manufacture and supply, in a short period of time, an Anti-SARS-CoV-2 IgG treatment, and that the parties have an important opportunity to make a significant impact for patients in need during this pandemic. Additional forward-looking statements including statements by Mr. London about initiation of clinical manufacturing of the product, the belief that the collaboration with Kedrion, a global leader in plasma collection and plasma-derived therapeutics, will allow to speed up the development of the product and strengthen its international reach and the potential for a successful partnership. Forward-looking statements are based on Kedrion’s and Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, effectiveness of Anti-SARS-CoV-2 IgG to treat coronavirus, ability of Kamada to receive regulatory clearance to manufacture and sell Anti-SARS-CoV-2 IgG and the timelines of receiving such regulatory clearance, availability of plasma derived from coronavirus convalescent donors, anticipation that such plasma would include antibodies to the novel coronavirus, availability of hyper-immune plasma in light of potential shortages due to the coronavirus outbreak, commercial success of the Anti-SARS-CoV-2 IgG in the market, additional competition from alternative coronavirus treatment, regulatory delays, prevailing market conditions in general and specifically due to the effects of the COVID19 outbreak, corporate events associated with Kedrion, Kamada and their respective partners in relation to Anti-SARS-CoV-2 IgG and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement, Kedrion and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Kamada: Chaime Orlev, Chief Financial Officer IR@kamada.com Bob Yedid; LifeSci Advisors, LLC 646-597-6989 Bob@LifeSciAdvisors.com	Kedrion Biopharma: Gioacchino De Giorgi, Head of Business Development g.degiorgi@kedrion.com Investor Relations investor@kedrion.com

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